[LETTERHEAD OF KPMG LLP]

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-87005 and 333-49264) on Form S-8 of Central Bancorp, Inc. of our report dated April 25, 2003, except as to the fourth paragraph of Note 8, which is as of June 23, 2003, with respect to the consolidated statement of income, changes in stockholders’ equity and cash flows of Central Bancorp, Inc. and subsidiary for the year ended March 31, 2003, which report appears in the March 31, 2005 Annual Report on Form 10-K of Central Bancorp, Inc. Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Boston, Massachusetts
June 27, 2005